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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                         SEC File Number 1-10346
                                                        CUSIP Number 29246J 10 1

(Check One)
[X]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [ ]Form 10-Q  [ ]Form N-SAR
[ ]Form N-CSR

                    For Period Ended:   December 31, 2005
                                      --------------------
                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended: ________________________
______________________________________________________________________________
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|Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.|
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| Nothing in this form shall be construed to imply that the Commission has   |
|              verified any information contained herein.                    |
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

EMRISE CORPORATION
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Full Name of Registrant

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Former Name if Applicable

9485 HAVEN AVENUE, SUITE 100
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Address of Principal Executive Office (Street and Number)

RANCHO CUCAMONGA, CALIFORNIA 91730
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City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, Form N-CSR
[X] or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

THE REGISTRANT WAS UNABLE TO FILE THE FORM 10-K IN A TIMELY MANNER WITHOUT UNREASONABLE EFFORT OR EXPENSE BECAUSE MANAGEMENT NEEDS ADDITIONAL TIME TO FINALIZE ITS COMPLETE AND ACCURATE REVIEW OF THE DISCLOSURES IN THE REPORT. IN ADDITION, THE REGISTRANT'S REGISTERED PUBLIC ACCOUNTING FIRM REQUIRES ADDITIONAL TIME TO COMPLETE THE AUDIT OF THE REGISTRANT'S 2005 FINANCIAL STATEMENTS. THE DELAY IN MANAGEMENT'S ABILITY TO COMPLETE ITS REVIEW AND THE DELAY IN THE COMPLETION OF THE AUDIT WERE PRIMARILY DUE TO THE COMPLEXITY OF PREPARING AND AUDITING INFORMATION RELATED TO THE REGISTRANT'S TWO ACQUISITIONS COMPLETED IN 2005.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

RANDOLPH D. FOOTE                    (909)            987-9220
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            (Name)                 (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [x]Yes  [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [x]Yes  [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FOR 2005, THE REGISTRANT ANTICIPATES REPORTING NET SALES OF $41.0 MILLION, AN INCREASE OF $11.1 MILLION COMPARED TO THE $29.9 MILLION REPORTED FOR 2004. THE INCREASE INCLUDED $11.2 MILLION OF NET SALES ATTRIBUTABLE TO THE ACQUISITION OF PASCALL ELECTRONICS LTD., $1.0 MILLION ATTRIBUTABLE TO THE ACQUISITION OF RO ASSOCIATES, INC. AND $2.9 MILLION FOR THE JANUARY THROUGH JULY 12 PERIOD OF 2005 ATTRIBUTABLE TO LARUS CORPORATION WHICH DID NOT HAVE A COMPARABLE 2004 CONTRIBUTION PERIOD BECAUSE LARUS CORPORATION WAS ACQUIRED ON JULY 13, 2004. THIS $11.1 MILLION INCREASE IN SALES WAS PARTIALLY OFFSET BY A $1.3 MILLION REDUCTION IN SALES OF COMMUNICATIONS TEST INSTRUMENTS AND A $2.9 MILLION REDUCTION IN SALES AT XCEL POWER SYSTEMS LTD. PRIMARILY DUE TO DELAYS IN SHIPMENT OF POWER SUPPLIES FOR THE SECOND TRANCHE OF THE EUROFIGHTER TYPHOON AIRCRAFT PROGRAM.

THE REGISTRANT ANTICIPATES REPORTING THAT GROSS PROFIT INCREASED TO $17.4 MILLION FOR 2005 FROM $13.7 MILLION FOR 2004 DUE TO THE INCLUSION OF RESULTS FOR PASCALL ELECTRONICS LTD., RO ASSOCIATES, INC. AND THE JANUARY THROUGH JULY 12 PERIOD FOR LARUS CORPORATION. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES INCREASED TO $13.7 MILLION FOR 2005 FROM $10.2 MILLION FOR 2004, ALSO PRIMARILY AS A RESULT OF THE ACQUISITIONS. ENGINEERING AND DEVELOPMENT EXPENSES INCREASED TO $2.6 MILLION FOR 2005 FROM $1.5 MILLION FOR 2004, ATTRIBUTABLE TO NEW PRODUCT DEVELOPMENT ENGINEERING COSTS FOR THE LARUS CARRIER CLASS SATELLITE COMMUNICATION TIMING AND SYNCHRONIZATION PRODUCT, THE REGISTRANT'S DIGITRAN DIVISION'S LOW PROFILE ROTARY SWITCHES AND NEW PRODUCT ENGINEERING AT PASCALL.

THE REGISTRANT ANTICIPATES REPORTING NET INCOME OF $1,288,000 FOR 2005 AS COMPARED TO NET INCOME OF $1,480,000 FOR 2004. BASIC AND DILUTED EARNINGS PER SHARE ARE ANTICIPATED TO BE $0.03 BASED UPON 37.3 MILLION AND 38.4 MILLION BASIC AND DILUTED SHARES OUTSTANDING FOR 2005, AS COMPARED TO EARNINGS OF $0.06 PER BASIC AND DILUTED SHARE BASED ON SHARES OUTSTANDING OF 24.1 MILLION AND 24.8 MILLION BASIC AND DILUTED SHARES OUTSTANDING FOR 2004.

                                EMRISE CORPORATION
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                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2006                 By: /s/ RANDOLPH D. FOOTE
     -----------------------------       -------------------------------------
                                         Randolph D. Foote,
                                         Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.